EXHIBIT 99.6

CONSENT OF AMRI SINUHAJI

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Amri Sinuhaji, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective March 8, 2019 (the “Caylloma Report”), evaluating the Caylloma Mine of Fortuna Silver Mines Inc. (the “Company”), and the technical report entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” dated effective February 22, 2019, evaluating the San Jose Mine of the Company (together with the Caylloma Report, the “Reports”), and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission; and

2.	the use of my name, Amri Sinuhaji, and reference to my name, and the technical information relating to the updated Mineral Reserve and Mineral Resource estimates for the Caylloma Mine, the San Jose Mine and the Lindero Mine contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2021 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission.

Dated: March 31, 2022

“Amri Sinuhaji”

Amri Sinuhaji, P.Eng.